Exhibit 99.1

Granite Provides Update on Acquisitions, Operations and ESG Program

TORONTO--(BUSINESS WIRE)--July 8, 2020--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has completed its acquisition of eight income-producing properties in the United States comprising approximately 4.0 million square feet (“SF”) at a combined purchase price of approximately C$332 million (US$246.1 million). The properties are being acquired at an in-going weighted average yield of approximately 5.5%.

In addition, Granite has acquired a 36-acre parcel of land in Fort Worth, Texas for the planned future development of a 605,000 SF e-commerce and logistics warehouse. Further, on July 1, 2020 Granite closed the previously announced acquisitions of two properties in the Netherlands.

Granite also announced today that it has published a 2020 Environmental, Social and Governance (“ESG”) overview providing an update on Granite’s ESG initiatives and progress.

MIDWEST AND MEMPHIS PORTFOLIOS, USA

Granite acquired eight modern distribution buildings in Memphis and the Midwest markets of Cincinnati, Columbus and Indianapolis totaling 4.0 million SF. The eight properties are 100% leased to 11 tenants with a weighted average lease term of 5.1 years. Seven of the properties closed on June 18, 2020 and the eighth property closed on July 8, 2020. The acquisition was previously announced on June 9, 2020.

The properties are located within established business parks and are strategically located near major e-commerce distribution infrastructure and benefit from access to extensive highway and major air and rail systems.

5005 PARKER HENDERSON ROAD, FORT WORTH, TEXAS

On June 8, 2020, Granite acquired 5005 Parker Henderson Road, a 36-acre greenfield site in southeast Fort Worth, TX for a purchase price of approximately C$9.0 million (US$6.7 million). The site is located at the major intersection of I-820 and SH-287, 7 miles from downtown Fort Worth and 23 miles from the Dallas-Fort Worth International Airport. The infill site is close to both FedEx Ground and UPS Freight facilities and is less than 10 kilometers from the I-20, a major east-west interstate highway. The future speculative development of this property is anticipated to include a 605,000 SF state-of-the-art e-commerce and logistics facility, with 36’ clear height, up to 260 trailer parking spaces and built-to-suit office. The project is expected to generate a development yield of approximately 6.3%.

DE KROONSTRAAT 1 (TILBURG), FRANCIS BACONSTRAAT 4 (EDE)

On July 1, 2020, Granite closed on the remaining two of the three state-of-the-art facilities in the Netherlands that Granite had previously agreed to acquire for a combined purchase price of €70.9 million (approximately C$108.4M). The 125,626 SF Ede property is 100% leased for an initial term of 15 years to ERIKS, a global industrial service provider. The first phase of the Tilburg property, consisting of 344,000 SF, is 100% leased to Decathlon, the world’s largest sports retailer, for an initial term of 10.5 years. Phase two of the facility, comprised of approximately 144,000 SF and also leased to Decathlon, is expected to be completed and delivered to the tenant in the fourth quarter of 2020. The remaining construction costs of approximately €5.0 million (C$7.7 million) to complete phase two at the Tilburg facility will be paid during the remainder of the year. These acquisitions were previously announced on December 20, 2019.

The two properties are located in highly-desirable distribution nodes and are situated in some of the most densely populated areas in Europe, making them attractive e-commerce locations. The design of these build-to-suit properties incorporates several sustainability features, leading management to expect the properties to receive a BREEAM “Very Good” certification.

The acquisitions of the Midwest and Memphis portfolios and the property in Fort Worth, Texas were funded using a combination of net proceeds from Granite’s recent equity offering and cash on hand. The acquisitions of the European properties were funded from Granite’s cash on hand, including the proceeds of Granite’s recent green bond offering. Granite’s current liquidity, following the acquisitions of the Midwest and Memphis portfolios, the property in Fort Worth, Texas and the European properties is approximately C$1.0 billion.

ESG UPDATE

On June 19, 2020, Granite published an ESG overview providing an update on Granite’s sustainability initiatives and a summary of Granite’s progress to date against the principles outlined in Granite’s Sustainability Plan. For access to the report and further information on Granite’s sustainability plan, please visit https://granitereit.com/sustainability.

COVID-19 PANDEMIC UPDATE

Further to Granite’s previous updates on the impacts of the COVID-19 pandemic on its operations, the status of rent collection for Q2 2020 as at July 3rd, 2020 is summarized below:

  Granite has received 99% of April, May and June rent due; and
  No rent deferrals or rent abatements have been granted to date and Granite continues its discussions with the few tenants with accounts in arrears.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 100 investment properties representing approximately 44.7 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s expectations with respect to the development of the property in Fort Worth, Texas and the expected development yield of such property, the completion of phase two of the construction of the Tilburg facility, Granite’s expectations regarding the BREEAM certification of the properties in the Netherlands, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such events, performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three months ended March 31, 2020 (the “Q1 MD&A). The “Risk Factors” section of the Annual Information Form and the Q1 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504